





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 S. Park Avenue, Suite 380
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel S. Yarbrough (407) 960-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co., PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112	Charlotte	North Carolina	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Daniel S. Yarbrough</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Benchmark Securities, LLC</u>, as of <u>December 31</u>, 20 <u>17</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO / Managing Member

Title



ADRIANNA L RUWELL
MY COMMISSION # GG058294
EXPIRES March 20, 2021



Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Benchmark Securities, LLC

Financial Statements

Year Ended December 31, 2017

Benchmark Securities, LLC
Index to Financial Statements
December 31, 2017

Index to Financial Statements 1

Independent Auditors' Report 2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Members' Equity 5

Statement of Changes in Subordinated Borrowings 6

Statement of Cash Flows 7

Notes to Financial Statements .... 8 – 13

Supplementary Information .... 14 – 17

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704-372-1167
704-377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
of Benchmark Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Securities, LLC as of December 31, 2017, the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benchmark Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benchmark Securities, LLC's management. Our responsibility is to express an opinion on Benchmark Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benchmark Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Benchmark Securities, LLC's financial statements. The supplemental information is the responsibility of Benchmark Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC

We have served as Benchmark Securities, LLC's auditor since 2012.

Charlotte, North Carolina

February 20, 2018

Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets:

Cash	$	826,119
Deposits with clearing organization (cash)		6,256,780
Receivables from clearing organization		5,500,931
Securities owned:		
Marketable, at market value		47,119,048
Accrued interest on bonds		532,793
Prepaid expenses		110,599
Property and equipment, at cost less accumulated depreciation of $81,004		39,152
Other assets		18,398
	$	60,403,820

Liabilities:

Commissions payable and other accrued expenses	$	870,473
Payable to clearing organization		46,841,310
Securities sold short:		
Marketable, at market value		5,341,868
Accrued interest on bonds sold short		54,784
Subordinated borrowings		300,000
		53,408,435
Commitments and contingencies (Note 8)		-
Members' equity:		
Preferred distribution equity units		2,000,000
Common equity units		4,995,385
		6,995,385
	$	60,403,820

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company operates as a Financial Industry Regulatory Authority ("FINRA") member, municipal bond underwriter, and market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, and mortgage-backed securities. The Company specializes in municipal financings and secondary municipal bond and corporate bond trading. All proprietary and customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company operates pursuant to the (k)(2)(ii) exemption provision of Rule 15c3-3 and does not carry customer funds or securities.

Note 2 - Significant Accounting Policies:

Basis of presentation:

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may exceed federally insured limits at any given time.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at fair market value.

Securities sold short consist of debt securities that the Company has sold and not yet purchased. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the securities in the market at the prevailing market price and the delivery of the securities to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the securities to when the Company purchases the securities in the market to cover the short sale.

Revenue recognition:

The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a trade-date basis.

Note 2 - Significant Accounting Policies (continued):

Property and equipment:

Property and equipment are recorded at cost and consists of computers, computer monitors and printers, and office furniture and equipment. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. All repairs and maintenance costs are expensed as incurred.

Clearing organization:

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all securities transactions and maintains customer accounts.

The Company is required to maintain certain deposit levels with the clearing organization. As of December 31, 2017, the Company had deposit levels with the clearing organization exceeding the required amount of $100,000.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's financial statements. All tax returns filed by the Company since 2014 are subject to U.S. federal or state income tax examinations by tax authorities.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, but not limited to, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

Level 2 prices are obtained from independent, third-party valuation/pricing services.

Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Securities Owned and Securities Sold Short:

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy as of December 31, 2017:

Marketable securities owned	Level 1	Level 2	Level 3	Total
Corporate and asset-backed non-agency securities	$ -	$ 6,134,718	$ -	$ 6,134,718
Municipal securities	-	40,984,330	-	40,984,330
	$ -	$ 47,119,048	$ -	$ 47,119,048

Securities sold, not yet purchased	Level 1	Level 2	Level 3	Total
Government and asset-backed agency securities	$ -	$ 1,624,920	$ -	$ 1,624,920
Corporate and asset-backed non-agency securities	-	3,716,948	-	3,716,948
	$ -	$ 5,341,868	$ -	$ 5,341,868

Note 4 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Computer equipment	$ 102,050	5 years
Office furniture	15,594	7 years
Office equipment	2,512	7 years
	120,156	
Less: accumulated depreciation	(81,004)	
	$ 39,152	

Depreciation expense was $20,416 for the year ended December 31, 2017 and is included in other expenses on the Statement of Income.

Note 5 - Related Parties:

All subordinated debt is owed to an entity wholly-owned and controlled by a member of the Company. The amount of this borrowing at December 31, 2017 is $300,000. Interest paid to this entity for the year ended December 31, 2017 was $245,143. Please see Note 6 to the financial statements for more details on interest expense.

Note 6 - Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2017 are as follows:

Subordinated notes, with the greater of six percent of principal per annum or 2.50% of monthly revenue as interest, balance due in 2019	$ 300,000
Total subordinated notes	$ 300,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - Members' Equity:

As of December 31, 2017, the Company has three authorized and issued types of equity capital units, sub-divided into preferred distribution equity units and two types of common equity units.

With respect to the preferred distribution equity capital units, the Company has one class of non-voting units (2,000,000 units outstanding (5,000,000 units authorized), issued at $1.00 per unit). The preferred distribution units receive a percentage of the Company's monthly revenue as a preferred distribution and do not participate in the net income of the Company. The preferred distribution units have preference over the common equity capital units with respect to distribution rights and rights upon liquidation, winding up, or dissolution of the Company. The preferred distribution equity units are callable at $1.00 per unit at various times through 2019, with written notification no less than 30 days but no more than 60 days to the stated redemption date.

With respect to the common equity capital units, the Company has two classes of units: voting (450,000 units outstanding (600,000 units authorized), issued at $1.00 per unit) and non-voting (3,116,000 units outstanding (4,400,000 units authorized), issued at $1.00 per unit). The common units participate in the net income of the Company. Common unit distributions of net income may not be made unless all preferred distributions are satisfied.

Note 8 - Commitments and Contingencies:

Commitments:

The Company leases office space and computer equipment under operating leases that expire at various times through 2020. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2017 are as follows:

Twelve months ended:

December 31, 2018	$	691,401
December 31, 2019		184,703
December 31, 2020		84,310
December 31, 2021		-
December 31, 2022		-
Thereafter		-
	$	960,414

Expenses under operating leases are $101,512 for occupancy and $678,961 for computer equipment for the year ended December 31, 2017.

Note 9 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2017, the Company had net capital of $3,973,978, which was $3,873,978 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .2394 to 1.

Note 10 - Subsequent Events:

The Company has evaluated all events and transactions through February 20, 2018, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events, except for the following:

The Company redeemed and retired 125,000 preferred distribution equity capital units at $1.00 per unit on February 1, 2018.

The Company accepted subscriptions for 89,000 non-voting common equity capital units at $1.32 per unit on February 1, 2018.

Benchmark Securities, LLC
Supplementary Information
Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934
As of December 31, 2017

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Schedule I
Benchmark Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Net capital:		
Total members' equity		$ 6,995,385
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		6,995,385
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		7,295,385
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 39,152	
Prepaid expenses	110,599	
Other assets	8,279	
Deductions and/or charges		(158,030)
Net capital before haircuts on		
securities positions (tentative net capital)		7,137,355
Haircuts on securities:		
Debt securities		(3,148,896)
Undue concentration		(14,481)
Net capital		$ 3,973,978

Benchmark Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017
(continued)

Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 870,473
Payables to clearing organization		80,746
Total aggregate indebtedness		$ 951,219
Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed		
at 6.67 percent of aggregate indebtedness	$ 63,415	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 3,873,978
Excess net capital at 120 percent		$ 3,853,978
Ratio: Aggregate indebtedness to net capital		0.2394 to 1

The net capital reported, $3,973,978, agrees in all material respects with the Company's computation and amount reported in Part II of Form X-17a-5 (unaudited) FOCUS report as of December 31, 2017.

Benchmark Securities, LLC
Supplementary Information
Statement Regarding Schedules II, III, and IV
As of December 31, 2017

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Benchmark Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benchmark Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benchmark Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Benchmark Securities, LLC stated that Benchmark Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Charlotte, North Carolina

February 20, 2018





BENCHMARK
SECURITIES
Member: FINRA/SIPC

February 20, 2018

Exemption Report

Benchmark Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission, and this Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company has claimed an exemption from 17 C.F.R.§240.15c3-3 based on provision (k)(2)(ii) of the rule, as the Company is an introducing broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and which promptly transmits all customer funds and securities to the clearing broker-dealer.

2) The Company met this exemption provision throughout the fiscal year ended December 31, 2017 without exception.

Daniel S. Yarbrough
Chief Financial Officer

250 S. Park Avenue, Suite 380 | Winter Park, FL 32789 | P: (407) 960-2700 | F: (407) 960-2675

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Members
Benchmark Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below which were agreed to by Benchmark Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Benchmark Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Benchmark Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Benchmark Securities, LLC's management is responsible for Benchmark Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 20, 2018